Mail Stop 3561

February 20, 2008

Steven H. Temares, Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, N. J. 07083

  Re: Bed Bath & Beyond Inc.
      Form 10-K for Fiscal Year Ended March 3, 2007
      Filed May 2, 2007
      Forms 10-Q for Fiscal Quarters Ended June 2, 2007, September 1,
      2007, and December 1, 2007
      Filed July 11, 2007, October 9, 2007 and January 10, 2008,
      respectively
      Definitive Proxy Statement on Schedule 14A
      Filed April 11, 2007
      File No. 0-20214

Dear Mr. Temares:

  We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Definitive Proxy on Schedule 14A

Role of the Compensation Committee, page 15

1. We note that in the current 2007 fiscal year, the Compensation Committee consulted Exequity LLP for a general review in determining compensation for executive officers. Please clarify the role of the compensation consultant in determining or recommending the amount and form of executive or director compensation and discuss fully the material elements of the instructions or directions to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Elements of Compensation/Equity Compensation, page 16

2. You indicate that base salary levels for your named executive officers are lower than your peers. You also indicate vesting of restricted stock awards is based in part on a performance-based test that requires that your net income in the fiscal year exceed your net income in the prior fiscal year or that your net income as a percentage of sales place you in the top half of the companies in the S&P Retailing Index with respect to such measurement. To the extent that you engage in benchmarking your performance against industry peers and the general industry, please identify the components of each group. See Item 402(b)(2)(xiv) of Regulation S-K.

3. You state that the Compensation Committee solicits input from the Co-Chairmen when considering decisions concerning the compensation of the Chief Executive Officer, and solicits input from the Co-Chairmen and the Chief Executive Officer when considering decisions concerning the compensation of the other named executive officers. Please discuss fully the role of the Co-Chairmen and Chief Executive Officer in determining or recommending the amount or form of executive compensation for the Chief Executive Officer and the other named executive officers.

4. You indicate that substantially all recommendations for improvements in the process of granting stock options and restricted stock awards have been implemented. Please briefly describe the recommendations that you still must implement.

Senior Executive Compensation, page 17

5. Please elaborate further on the Chief Executive Officer's "increasingly important role in pursuing the enhancement of shareholder value."

Form 10-K for Fiscal Year Ended March 3, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

6. Where you discuss the percentage change in comparable store sales from year to year, please disclose the dollar amount of comparable store sales and the number of stores included in comparable store sales for each period. We believe such disclosure would allow investors to better understand the portion of the overall change in net sales that relates to new stores versus comparable stores. Please disclose this same information under Selected Financial Data for all five periods presented.

Liquidity and Capital Resources, page 17

7. Please provide a discussion of changes in cash flows for the full three year period covered by the financial statements. Refer to Item 303 of Regulation S-K.

Financial Statements, page 25

Notes to Financial Statements, page 28

General

8. Please disclose where you classify shipping and handling costs. If shipping and handling costs are excluded from costs of sales, please disclose the amount of these costs and the line item in the income statements where such costs are included for each period presented. Refer to paragraph 6 of EITF 00-10.

Note 1. J. Inventory Valuation, page 30

9. Please explain to us why you use you the retail inventory method (RIM) as opposed to the cost method to value your inventories. In your response, please address the limitations, if any, in your systems to track the cost of merchandise and related expenses. Please also describe to us in detail how you apply the retail inventory method. In doing so, please include a discussion of:

    •   How you track inventory available for sale at cost and retail including treatment of purchase discounts and rebates;

- Your markup policies, including how you determine the cumulative markup and cost complement and treatment of markup cancellations and additional markups;

- How you treat markdowns;

- How you determine and/or estimate shrinkage;

- How you group merchandise inventories in your RIM calculations;

- How you treat merchandise in transit; and

- The types of costs, such as purchasing costs, warehousing costs and distribution costs, capitalized in inventories and how these inventory costs are determined.

In addition, please disclose a more detailed summary of the significant policies used in applying the retail inventory method. Show us what your revised accounting policy disclosure will look like.

Note 1.R. Revenue Recognition, page 32

10. With respect to products sold on your websites, please tell us and revise your disclosure to clarify why recognition of revenue upon shipment rather than upon delivery is in accordance with GAAP.

11. Please disclose how you account for gift cards that are never redeemed or are not redeemed over an extended period of time. Also disclose whether your gift cards have expiration dates or contain provisions for reduction in the value of unused card balances over defined time periods. To the extent that unredeemed gift card liabilities are relieved into income, please disclose the timing of recognition of such income. Further, please tell us the amount of unredeemed gift cards recorded as income in each period presented, and disclose these amounts, if material.

Note 12. Stock-Based Compensation, page 40

Review of Equity Grants and Procedures and Related Matters, page 41

12. Please tell us more about the terms of the "remediation program" you discuss on page 42. Also tell us how you are accounting for the program and the basis in GAAP for your accounting.

Incentive Compensation Plans, page 42

13. In applying SFAS 123R on a modified prospective basis to awards that were outstanding as of the required effective date but for which the requisite service had not been rendered, please tell us whether compensation cost is based on the grant-date fair value of those awards as calculated for pro forma disclosure purposes under SFAS 123, or whether the grant-date fair value as originally determined for pro forma disclosure purposes has been adjusted to correct the errors you identified in your historical financial statements with respect to the grant-date fair value of certain of your share-based payments. Tell us the basis in GAAP for your accounting. Refer to paragraph 74 and footnote 33 of SFAS 123(R).

14. Please tell us in detail how you determined expected volatility for fiscal 2006 and 2005, including the specific financial instruments used to determine implied volatility. Also tell us why this methodology for estimating expected volatility is preferable to the methodology employed in 2004 that was based on your historical and current financial data.

Signatures, page 52

15. The Form 10-K must also be signed by your controller or principal accounting officer. Please tell us if Mr. Castagna signed in that capacity. We may have further comments. See General Instruction D to Form 10-K.

Exhibit 31.1 and 31.2 Certifications

16. Please revise your certifications to use the exact wording specified in Item 601(b)(31) of Regulation S-K. In this regard, paragraph 2 should be revised to refer to this "report" rather than this "annual report."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551- 3332 or Robyn Manuel at (202) 551-3823 if you have any questions regarding the financial statements and related matters. Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director